U.S.  SECURITIES  AND  EXCHANGE  COMMISSION
                              WASHINGTON  D.C.  20549

                                  FORM  12b-25
                           NOTIFICATION  OF  LATE  FILING



check  box
Form  10-KSB  [ ]   Form 20-F [ ]   Form 11-K [ ]   Form 10-QSB [X]   Form N-SAR

                    For  Period  Ended:  June  30,  2001
                                      -------------
                    [  ]  Transition  Report  on  Form  10-K
                    [  ]  Transition  Report  on  Form  20-F
                    [  ]  Transition  Report  on  Form  11-K
                    [  ]  Transition  Report  on  Form  10-Q
                    [  ]  Transition  Report  on  Form  N-SAR
                    For  the  Transition  Period Ended: ________________________
_____________________________________________________________________________
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|Read  Instruction  (on  back page) Before Preparing Form, Please Print or Type|
|                                                                           |
|  Nothing  in  this form shall be construed to imply that the Commission has  |
|              verified  any  information  contained herein.                   |
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If  the  notification relates to a portion of the filing checked above, identify the  Item(s)  to  which  the  notification  relates:

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PART  I  -  REGISTRANT  INFORMATION
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Full  Name  of  Registrant:
     Dstage.com,  Inc.
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Former  Name  if  Applicable

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Address  of  Principal  Executive  Office  (Street  and  Number)
     1600  Broadway,  Suite  2400
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City,  State,  Zip  Code
     Denver,  CO  80202
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PART  II  -  RULES  12b-25  (b)  AND  (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
XX       filed  on or before the fifteenth calendar day following the prescribed
-- due date; or the subject quarterly report of transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART  III  -  NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

The Registrant is unable to file the subject report in a timely manner because the Registrant was not able to complete timely its financial statements without unreasonable effort or expense.

PART  IV  -  OTHER  INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Sue  Perrault                          303              542-1802
----------------------------   -----------------   ---------------
     (Name)                       (Area  Code)       (Telephone  No.)

(2) have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                        [x]Yes  [  ]No
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(3)  Is  it  anticipated  that  any  significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                        [  ]Yes  [x]No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                                Dstage.com,  Inc.
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                  (Name  of  Registrant  as  Specified  in  Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  August  15,  2001                    By:  /s/  Sue  Perrault
     -----------------------------       -------------------------------------
                                         President

INSTRUCTION; The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. if the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                  ATTENTION
Intentional  misstatements  or  omissions  of  fact  constitute Federal Criminal
                        Violations  (See  18  U.S.C.  1001).

                            GENERAL  INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CRF 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties.
    Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).

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